Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 3, 2025

VIA EDGAR TRANSMISSION

Michael Pawluk

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 131 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Mr. Pawluk:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 29, 2025, with respect to the Registration Statement and the Trust’s proposed new series, the Fundstrat Granny Shots US Small- & Mid-Cap ETF and Fundstrat Granny Shots US Large Cap & Income ETF (each a “Fund,” together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Given that each Fund is thematic-based to some extent (e.g., the prospectus cites millennials as one example of a theme), we would ask that you consider revising to include all current themes as well as themes that are likely to be incorporated into the Funds’ strategies in the near term. Investors should have a clearer understanding of the themes used by each Fund.

Response: The Trust responds supplementally by noting that, as disclosed in the Amendment, themes will change over time, with some shorter-term (e.g., 6 months). The Trust does not consider it appropriate to disclose the level of detail requested by the Staff due to the expected need to regularly change the disclosure as themes change. As written, the Funds’ principal investment strategies explain in detail the basis for the themes chosen, and also include a detailed example of one such theme. Taken together with the fact that substantially similar disclosure has already been reviewed by the Staff, the Trust respectfully declines to revise the disclosure to include all current and near-term themes.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC